NEWS RELEASE

ALDA Completes Pedia-Safe Acquisition with 3.4 Million Shares

September 21, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company”

or “ALDA”) announces that, further to its news release dated September 17, 2012, concerning the acceptance of the acquisition of the rights to Pedia-Safe Polyvitamin Drops by the TSX Venture Exchange, 3,400,000

common  shares have now been issued. The shares are subject to a 4-month hold period running from the date of issuance and will become free-trading on January 14, 2013. There are now 21,617,074 issued and outstanding common shares in the capital of the Company.

Dr. Terrance Owen, President & CEO states, “Completion of the Pedia-Safe acquisition is another important step in restructuring the Company so as to generate strong, immediate and long term revenues and high net profitability. We are focused on generating strong revenues through the acquisition of low cost, high margin OTC pharmaceutical products, with few market competitors and large consumer target markets, that are competitive priced in both domestic and international markets. The Company will also continue to expand markets for its existing range of patented T36® technology products in China and India and continue with the development of a range of therapeutic use products based on the patented T36®technology”.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.